Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS THE Q&A USED BY GEORGESON SHAREHOLDER COMMUNICATIONS, INC., WHICH IS ACTING AS INFORMATION AGENT IN CONNECTION WITH THE OFFER, STARTING ON MAY 19, 2005.

Questions and Answers

For additional questions and answers see pages 1-4 of the prospectus forming part of Royal Dutch Shell plc’s Registration Statement on Form F-4 filed with the SEC in connection with the Transaction (hereinafter referred to as the “prospectus”).

Royal Dutch Petroleum

What is Royal Dutch Shell proposing?

The boards of directors of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) have agreed to propose to their shareholders that Royal Dutch and Shell Transport will become subsidiaries of Royal Dutch Shell plc (‘‘Royal Dutch Shell’’). To implement the proposal: (i) Royal Dutch Shell is making an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary receipts (“ADRs”) representing Royal Dutch Shell Class A ordinary shares; and (ii) Royal Dutch Shell proposes to become the parent company of Shell Transport pursuant to a United Kingdom reorganizational procedure referred to as a ‘‘scheme of arrangement’’ under section 425 of the UK Companies Act 1985. As a result of the Scheme of Arrangement, holders of Shell Transport ordinary shares will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADRs will receive ADRs representing Royal Dutch Shell Class B ordinary shares.

(See cover of the prospectus)

What is the current corporate structure of the Royal Dutch/Shell Group and how will it change?

Current Structure: Since they entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry, Royal Dutch has owned 60% of the Royal Dutch/Shell Group and Shell Transport has owned 40% of the Royal Dutch/Shell Group. All operating activities have been conducted through the Royal Dutch/Shell Group.

Currently, the corporate and management structure of the Parent Companies and the Royal Dutch/Shell Group consists of:

•	Two publicly-held parent companies, Royal Dutch and Shell Transport, which do not conduct operational activities.

•	The Royal Dutch/Shell Group, which consists of: (i) two Royal Dutch/Shell Group holding companies, Shell Petroleum N.V., a Dutch company, and The Shell Petroleum Company Limited, a company incorporated in England and Wales; and (ii)

the subsidiary service and operating companies of the Royal Dutch Shell Group holding companies, which together conduct operations in more than 140 countries and territories worldwide. Royal Dutch and Shell Transport share in the aggregate net assets and in the aggregate dividends and interest received from the Royal Dutch/Shell Group holding companies in the ratio of 60:40.

Royal Dutch is entitled to have its nominees elected as a majority of the members of the boards of directors of the Royal Dutch/Shell Group holding companies, and Shell Transport is entitled to have its nominees elected as a minority of the members of the boards of the Royal Dutch/Shell Group holding companies.

The supervisory board and the management board of Royal Dutch and the board of directors of Shell Transport do not have any directors in common. However, all of the directors frequently meet together during the year as a group which is called the Conference. The purpose of the Conference is to receive information from the executive committee about major developments within the Royal Dutch/Shell Group and to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.

The current executive committee, a joint committee established by the boards of the two Royal Dutch/Shell Group holding companies, consists of the executive directors of the two Royal Dutch/Shell Group holding companies (the executive committee is the successor to, and replaced, the committee of managing directors on October 28, 2004). The executive committee advises the parent companies on investment in the Royal Dutch/ Shell Group companies and on the exercise of shareholder rights in these companies. The executive committee guides the Royal Dutch/Shell Group by providing strategic direction, support and appraisal to Royal Dutch/Shell Group businesses. The executive committee is chaired by a Chief Executive and is subject to the supervision of the board of directors of Shell Transport and the supervisory board of Royal Dutch. Each member of the current executive committee is also a member of either the board of management of Royal Dutch or a director of Shell Transport.

(See page 33 and 34 of the prospectus)

What will Change: The Transaction will result in Royal Dutch Shell becoming the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group. (See page 5 of the prospectus)

Royal Dutch Shell is incorporated in England and Wales but is headquartered and tax resident in The Netherlands. (See page 2 and page 5 of the prospectus)

Royal Dutch Shell will have a single, smaller board initially comprised of 10 non-executive members and 5 executive directors and a simplified senior management structure with a single non-executive Chairman of the board, a single Chief Executive. (See page 6 of the prospectus)

Why is Royal Dutch doing this?

After considering among other things the terms of the Transaction and the advice of their financial advisors, ABN AMRO Bank, N.V., the Royal Dutch board of management and Royal Dutch supervisory board recommends holders accept the offer and tender their shares as they believe the Transaction will provide, among other benefits:

•	Increased clarity and simplicity of governance: A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

•	Increased accountability: This is expected to result from the fact that following completion of the Transaction the executive committee of Royal Dutch Shell will report through the Chief Executive Officer to a single board of directors with a single non-executive Chairman.

•	Increased management efficiency: Increased efficiency of decision-making and management processes generally, including through the elimination of duplication and centralization of functions.

•	Flexibility in issuing equity and debt: Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on an SEC-registered basis.

(See page 42 of the prospectus)

I am a Royal Dutch shareholder. What will I receive once the Transaction is completed?

If you tender Royal Dutch ordinary shares in New York registry form in the offer and the offer is completed, you will receive one Class A ADR for every Royal Dutch ordinary share in New York registry form you validly tender and do not properly withdraw. Each Class A ADR will represent two Class A Shares.

If you tender Royal Dutch ordinary shares in bearer or Hague registry form in the offer and the offer is completed, you will receive two Class A Shares for every Royal Dutch bearer or Hague registry share you validly tender and do not properly withdraw.

(See page 2 of the prospectus)

What will the Royal Dutch Shell Class A ADR represent?

Each Class A ADR will represent two Class A Shares. (See page 2 of the prospectus)

What do Royal Dutch New York registry shareholders need to do to accept the offer?

If you hold your Royal Dutch ordinary shares in New York registry form in a brokerage or custody account, you should instruct your broker, dealer, commercial bank, trust company or other entity through which you hold your Royal Dutch ordinary shares in New York registry form to arrange to tender your Royal Dutch ordinary shares in the offer to the U.S. exchange agent in book-entry form through The Depository Trust Company’s (''DTC’’) automated tender offer system (ATOPs).

If you hold one or more share certificates for Royal Dutch ordinary shares in New York registry form, to accept the offer, complete and sign the enclosed letter of transmittal and deliver it, before the expiration date of the offer, together with share certificate(s) representing your Royal Dutch ordinary shares in New York registry form and any other required documents, to JPMorgan Chase Bank, N.A., the U.S. exchange agent for the offer, at one of the addresses set forth on the letter of transmittal.

(See page 8 of the prospectus)

When is the Royal Dutch annual general meeting to take place?
The Royal Dutch annual general meeting will be held on June 28, 2005.

(See page 10 of the prospectus)

When does the Royal Dutch Offer expire?
The offer is currently scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Amsterdam time) on July 18, 2005; however, Royal Dutch Shell may, from time to time, extend the offer until all the conditions listed in the prospectus under the heading ''The Offer — Conditions to the Offer’’ beginning on page 54 have been satisfied or waived.

(See page 9 and 55 of the prospectus)

Can the Royal Dutch Offer be extended?

Royal Dutch Shell may extend the offer. If Royal Dutch Shell extends the offer, Royal Dutch Shell will make an announcement to that effect no later than 3:00 a.m. New York City time (9:00 a.m. Amsterdam time) on the next Euronext Amsterdam trading day after the previously scheduled expiration date.

Royal Dutch Shell will announce any extension of the offer by issuing a press release on, among others, the Dow Jones News Service and by publication in the Daily Official List of Euronext Amsterdam and one or more daily national newspapers in The Netherlands. In addition, notice will be posted on www.shell.com. During an extension, any Royal Dutch ordinary shares validly tendered and not properly withdrawn will remain subject to the offer, subject to the right of each holder to withdraw the Royal Dutch ordinary shares he or she has already tendered. If Royal Dutch Shell extends the period of time during which the offer is open, the offer will expire at the latest time and date to which Royal Dutch Shell extends the offer.

Royal Dutch Shell reserves the right to reduce or waive the minimum acceptance condition. In accordance with U.S. federal securities law requirements, Royal Dutch Shell will make an announcement five U.S. business days prior to the date on which any reduction in the minimum acceptance condition may be effected, stating the percentage to which the minimum acceptance condition may be reduced. Any such announcement will be made through a press release and by placing an announcement in a newspaper of national circulation in the United States. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the offer would be affected by a reduction in the minimum acceptance condition. The offer will be open for acceptances for at least five U.S. business days after any reduction in the minimum acceptance condition, which period may include the subsequent offer period, if one is offered.

(See page 9 and 55 of the prospectus)

What is the Royal Dutch Subsequent Offer Period?

If the offer is declared unconditional, Royal Dutch Shell reserves the right to provide a subsequent offer period of up to 15 Euronext Amsterdam trading days, but in no event more than 20 U.S. business days in length, following the date the offer is declared unconditional. A subsequent offer period is an additional period of time, following the date the offer is declared unconditional, during which any holder of Royal Dutch ordinary shares may tender Royal Dutch ordinary shares not tendered in the offer. A subsequent offer period, if one is provided, is not an extension of the offer, which already will have expired, and Royal Dutch ordinary shares previously tendered and accepted for exchange in the offer will not be subject to any further withdrawal rights. A subsequent offer period, if one is provided will not affect the timing of the acceptance and delivery of Royal Dutch ordinary shares previously tendered and accepted for exchange in the offer, as described below under the heading ‘‘— Acceptance and Delivery of Securities’’. During the subsequent offer period, tendering shareholders will not have withdrawal rights, and Royal Dutch Shell will promptly accept for exchange any Royal Dutch ordinary shares tendered during the subsequent offer period at the same exchange ratio as in the offer. Any subsequent offer period will be announced simultaneously with an announcement that the offer has been declared unconditional.

(See page 56 of the prospectus)

Where will the new shares trade/under what ticker?

Royal Dutch Shell has been approved, subject to official notice of issuance, to list the Class A ADRs and Class B ADRs on the New York Stock Exchange under the symbols ‘‘RDS.A’’ and ‘‘RDS.B’’, respectively. Subject to official notice of issuance, trading on the New York Stock Exchange is expected to commence on or about July 20, 2005.

In addition the Class A and Class B ordinary shares themselves will trade on both the London and Amsterdam Stock Exchanges.

(See page 65 of the prospectus)

What percentage of Royal Dutch Shell shares will Royal Dutch holders own after the offer?

Assuming all Royal Dutch shareholders validly tender, and none properly withdraw, their Royal Dutch ordinary shares in the offer, after completion of the Transaction the former holders of Royal Dutch ordinary shares would own Class A Shares (including Class A Shares represented by Class A ADRs), representing 60% of Royal Dutch Shell’s outstanding issued ordinary share capital and voting rights.

To the extent that the Transaction is consummated but not all the former holders of Royal Dutch ordinary shares tender their shares, the percentage of Royal Dutch Shell’s share capital and voting rights held by former holders of Royal Dutch ordinary shares will be less than 60%. Accordingly, in such a situation, the amount of the Royal Dutch Shell’s issued ordinary share capital and voting rights held by former Shell Transport shareholders would be greater than 40%.

(See page 3 of the prospectus)

What percentage of Royal Dutch Shell shares will Shell Transport holders own after the offer?

Assuming all Royal Dutch shareholders validly tender, and none properly withdraw, their Royal Dutch ordinary shares in the offer, after completion of the Transaction, the former holders of Shell Transport ordinary shares would own Class B Shares (including Class B Shares represented by Class B ADRs), representing 40% of Royal Dutch Shell’s outstanding issued ordinary share capital and voting rights.

To the extent that the Transaction is consummated but not all the former holders of Royal Dutch ordinary shares tender their shares, the percentage of our share capital and voting rights held by former holders of Royal Dutch ordinary shares will be less than 60%. Accordingly, in such a situation, the amount of Royal Dutch Shell’s issued ordinary share capital and voting rights held by former Shell Transport shareholders would be greater than 40%.

(See page 3 of the prospectus)

What is the difference between the Royal Dutch Shell Class A ADRs and Class B ADRs and why are they issuing two separate classes of securities?

The Class A ADRs will each represent 2 Class A ordinary shares and the Class B ADRs will each represent 2 Class B ordinary shares. JP Morgan will act as depositary for the Class A ADRs and Bank of New York will act a depositary for the Class B ADRs.

Class A shares and the Class B shares (which the Class A and class B ADRs respectively represent) will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A Shares and Class B Shares will have identical rights upon liquidation, and dividends declared on each will be equivalent in amount. However, in seeking to preserve the current tax treatment of dividends, holders of Class A Shares will receive Dutch source dividends, while holders of Class B Shares will receive dividends that are UK source to the extent that these dividends are paid through the dividend access mechanism (as described on page 70 under ‘‘Dividend Access Mechanism’’).

To understand the implications of this for you are advised to consult your own tax adviser.

(See page 4 of the prospectus)

Will the Royal Dutch Shell Class A ADRs and Class B ADRs trade at the same price?

Upon the consummation of the Transaction, Royal Dutch Shell would have two classes of ordinary shares and ADRs outstanding. Each of these may trade at different prices based on, among other things, the fact that dividends to be received by holders of Class A Shares or Class A ADRs will have a Dutch source and dividends to be received by holders of Class B Shares or Class B ADRs are intended to have a UK source (pursuant to the Dividend Access Mechanism). Prices may also differ owing to differing levels of demand in different markets for reasons external to the Royal Dutch/Shell Group such as index inclusion and relative index performance.

(See page 26 of the prospectus)

Does Royal Dutch management support the offer?

Yes. The Royal Dutch supervisory board and the Royal Dutch board of management have unanimously reached the conclusion, on the basis of the considerations stated in the prospectus, that the transaction is in the best interest of Royal Dutch, holders of Royal Dutch’s ordinary shares and Royal Dutch’s other stakeholders. The Royal Dutch supervisory board and the Royal Dutch board of management are furthermore of the opinion that the offer is fair and reasonable and accordingly unanimously recommend its acceptance.

(See Cover and page 44 of the prospectus)

If I do not participate what will happen to my shares?
How will the offer affect trading in my Royal Dutch shares?

You will continue to own your Royal Dutch ordinary shares in their current form. However, if the offer is completed, the number of Royal Dutch ordinary shares remaining in public circulation may be so small that there would no longer be an active trading market for Royal Dutch ordinary shares. The absence of an active trading market could reduce the liquidity and market value of the Royal Dutch ordinary shares that you do not tender. In addition, Royal Dutch ordinary shares in New York registry form may no longer be eligible for trading on the New York Stock Exchange.

Following completion of the offer and depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to delist the Royal Dutch ordinary shares from the London Stock Exchange and Euronext Amsterdam and the Royal Dutch ordinary shares in New York registry form from the New York Stock Exchange. If Royal Dutch’s ordinary shares in New York registry form are delisted from the New Stock Exchange and Royal Dutch has fewer than 300 holders of record of Royal Dutch ordinary shares in the United States, Royal Dutch may seek to deregister its shares under the Exchange Act.

In addition, Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch ordinary shares, including engaging in a squeeze-out, one or more corporate restructuring transactions, changes to the Royal Dutch articles or in one or more transactions with holders of minority shares, including public or private exchanges or tender offers or purchases.

(See Cover and page 3 of the prospectus)

Will I be taxed on the Royal Dutch Shell securities I receive?

If you are a U.S. taxpayer, as a general matter, you will not recognize gain or loss on the exchange. As Information Agent we are not authorized to discuss the specific tax implications of this Transaction. We recommend consulting with your tax advisor on this matter. An explanation of the tax consequences can be found on pages 75 of the prospectus.

(See page 3 and page 75 of the prospectus)

What will happen if the Royal Dutch Offer is not completed?

If the offer is not completed, your tendered shares will be returned to you without interest or any other payment.

(See page 4 of the prospectus)

What are the Conditions to the Transaction? (pg 7, pg 51)

The Transaction can only become effective if: (i) all the conditions to the Royal Dutch Offer; and (ii) all the conditions to the Scheme have, in each case, been satisfied or, to the extent permitted, waived. Conditions of the offer include but are not limited to:

•	The number of Royal Dutch ordinary shares that have been validly tendered and not withdrawn representing at least 95% of the issued ordinary share capital of Royal Dutch then outstanding

•	The shareholders of Royal Dutch approving the Transaction’s Implementation Agreement at the annual general meeting of shareholders (by a simple majority)

•	The sanctioning of the Scheme of Arrangement by the UK High Court

•	Approval of the applications to list and trade Royal Dutch ordinary shares on Euronext Amsterdam and the London Stock Exchange and ADRs on the New York Stock Exchange.

A more complete listing of the terms is included on pages 54 and page of the prospectus.

(See page 7 of the prospectus)

Are there Withdrawal Rights in relation to the Royal Dutch Offer?

You will have the right to withdraw tendered Royal Dutch ordinary shares prior to the expiration date of the offer. Once the offer has expired, you will not be able to withdraw any Royal Dutch ordinary shares that you have tendered. You should be aware that Royal Dutch Shell will not be able to determine if the scheme condition has been satisfied until the order sanctioning the Scheme of Arrangement has been registered by the Registrar of Companies of England and Wales. Consequently, you will not be able to withdraw your tendered Royal Dutch ordinary shares during the period between the expiration date of the offer and the determination of whether or not the scheme condition has been satisfied, which is expected to occur on July 20, 2005. Further, Royal Dutch Shell will not be obligated to accept tendered Royal Dutch ordinary shares unless the scheme condition has been satisfied.

(See page 9 and page 60 of the prospectus)

Are there any risk factors I should be aware of in relation to the Transaction?

A list of Risk Factors is included in the prospectus beginning on pages 26.

Will I have to pay any fees or commissions?

If you hold your shares in New York registry form that are registered in your name and you tender them to the US exchange agent, there are no fees associated with participating in the offer.

If you hold your Royal Dutch ordinary shares with a bank, broker or other nominee which does not directly tender and deliver your shares to the Dutch exchange agent, you are advised to consult with them to determine whether any charges will apply to you.

(See page 3 of the prospectus)

I am a participant in a Royal Dutch/Shell Group Share Incentive Plan, who can I contact for more information? Who is my plan administrator/provider? What are their contact details?

For specific information about your personal rights and account, please contact the relevant provider (the company that has been appointed to manage the plans). The details of most of these are as follows:

Plan	Provider	Helpline phone number	Helpline Hours & timezone	Email contact

Global Stock options	Equiserve	+1-781-575-2877	6AM - 6PM Eastern Standard Time	shelloptions@equiserve.com

GESPP	Mourant	+44 (0)20 8409 2651	8am - 8pm BST Monday - Friday	shell.gespp@mourant.com

US plans	Fidelity	1-800-307-4355 (from within the US)

UK Sharesave	Halifax	0800 371 761 (from within UK), +44 1422 333 400 (from outside UK)	9am - 5.00pm BST Monday - Friday

SAESOP	Halifax	0800 085 1122 (from within UK), +44 1422 333 400 (from outside UK)	9am - 5.00pm BST Monday - Friday

Who should I call about my Royal Dutch ordinary shares in Hague registry form? (pg 55)

A N T (N.V. Algemeen Nederlands Trustkantoor)
Tel: +31 800-0845 and email: registers@ant-trust.nl
US based holders of Royal Dutch ordinary shares in Hague registry form should shortly receive information on the tender offer from ANT in the mail.

(Georgeson please obtain name and contact details of Hague Register holder and pass on via email to ANT).

(See page 58 of the prospectus)

Who should I call about my Royal Dutch bearer shares?

You should shortly be contacted by your bank/broker informing you of the tender offer. Any questions on what you need to do should be directed to your bank/broker or to ABN Amro.

Should you want to request copies of documents in the meantime, these can be obtained from ABN Amro at email address: so.servicedesk.c&cc@nl.abnamro.com and phone number +800-2222-0024.
(Georgeson please obtain shareholder name, address and contact details and pass on to ABN at email address: so.servicedesk.c&cc@nl.abnamro.com)

(See page 58 of the prospectus)

Who can I contact if I have questions about my Royal Dutch NY Registered Share account?

If you hold your shares through a bank or broker you should contact your financial advisor. If you hold your shares in registered form you should contact the JP Morgan Chase (number to be provided by JP Morgan) (800) 556-8639.

Can I deliver my shares pursuant to a Notice of Guaranteed Delivery?

Yes

(See page 58 of the prospectus)

When will the results of the offer be announced?

Subject to the satisfaction or, to the extent permitted, waiver of all conditions to the offer other than the scheme condition, Royal Dutch Shell expects to make a public announcement on or immediately prior to the hearing date, which is expected to be July 19, 2005, stating that all conditions except for the scheme condition have been satisfied or waived, and that, subject to and immediately upon the satisfaction of the scheme condition, the offer will thereafter automatically be declared to be unconditional (gestanddoening). It is currently anticipated that Royal Dutch Shell will be able to determine if the scheme condition has been satisfied on July 20, 2005. Announcements will be made by means of a press release on the Dow Jones News Service, among others, and by publication in the Daily Official List of Euronext Amsterdam and one or more daily Dutch national newspapers. In addition, notice will be posted on www.shell.com/unification. (See page 61 of the prospectus)

Where can I find a description of the new Royal Dutch Shell Class A ADR program?)

You can find a detailed description of the new Class A ADR program beginning on page 100 in the prospectus. The Form Deposit Agreement is also available at www.sec.gov and on www.shell.com/unification

Who can I contact if I have questions about my Royal Dutch NY Registered Share account?

If you hold your shares through a bank or broker you should contact your financial advisor. If you hold your shares in registered form you should contact the JP Morgan Chase (number to be provided by JP Morgan)

Can you confirm that you have received my shares?

•	Registered Holders – As Information Agent we do not have access to information concerning receipt of tenders. To confirm receipt you must contact the Exchange Agent – JP Morgan toll free at (800) 556-8639

•	Beneficial Holders – You must contact your custodian bank or broker to confirm they have received and processed your instructions.

What should I do?

We cannot give personal opinions or advice related to this Transaction. We suggest you consult with your financial advisor to determine whether you should participate in this Transaction.

What do you think of this Transaction?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this Transaction.

Is this a good deal?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

Will my shares be worth more if I participate in the Transaction?

We cannot make projections or give personal opinions as to the future price of shares of the Royal Dutch Shell Group.

What is a Squeeze out?

If the number of Royal Dutch ordinary shares that have been validly tendered and not with drawn represents at least 95% of the issued share capital of Royal Dutch that is then outstanding, Royal Dutch Shell expects, but is not obligated, to initiate squeeze-out proceedings with a view to acquiring 100% of the outstanding share capital of exchange. To initiate squeeze-out, Royal Dutch Shell would have to issue a notice of summons in accordance with Dutch law. If Royal Dutch Shell is able to effectuate a squeeze-out, the Royal Dutch ordinary shares held by minority Royal Dutch shareholders will be acquired for cash and a Dutch court will determine the price to be paid for the shares. Upon payment of such amount into a specified bank account (in accordance with the procedures prescribed by Dutch law), the Royal Dutch ordinary shares of the minority will transfer to Royal Dutch Shell by operation of law. The price determined by the Dutch court in squeeze-out may be higher or lower than the cash equivalent of the Royal Dutch Shell securities offered in exchange for the Royal Dutch ordinary shares.

(See page 3 of the prospectus)

What documents are incorporated into the prospectus by reference?

•	Royal Dutch and Shell Transport’s Annual Report on Form 20-F for the year ended Dec. 31, 2004 (as amended)

•	Royal Dutch and Shell Transport’s Report on Form 6-K furnished to the SEC on May 9, 2005

The following documents subsequently filed or furnished by Royal Dutch or Shell Transport with or to the SEC after the date of the prospectus and prior to the expiration of the offer will be incorporated by reference into this prospectus:

•	Reports filed under Sections 13(a), 13(c) or 15(d) of the Exchange Act

•	Reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus

Copies of the documents incorporated by reference can be obtained from www.sec.gov.uk or www.shell.com/unification or from Georgeson as information agent. If you would like to request documents from the information agent please do so by July 11, 2005, to receive them in a timely manner. If you request any incorporated documents from Georgeson, they will mail them to you by first class mail, or other equally prompt means, within one business day of receipt of your request.

(See page 133 of the prospectus)

I participate in a US Shell Saving Plan (Shell Provident Fund or Shell Pay Deferral Investment Fund) and have a balance in the Royal Dutch Stock Fund. Who do I need to contact for more information? What do I need to do?

If you have a balance in the Royal Dutch Stock Fund, you do not need to take any action. As the investment manager of the Royal Dutch Stock Fund, Fidelity Management Trust Company will make all decisions relating to the exchange (or “tender”) of existing Royal Dutch Stock Fund holdings in the Offer.

If you have questions, please call Shell Benefits Service Center at 1-800-30 SHELL (1-800-307-4355). Service representatives are available business days (excluding New York Stock Exchange holidays) between 7:30A.M. and 11:00P.M. Central time.

I am a Royal Dutch New York Registry shareholder where can I obtain further information on the Transaction?

Information on the Transaction, including full Transaction documentation is available on Shell’s website www.shell.com/unification or on the SEC’s website at www.sec.gov. In addition, you may request documentation from us as information agent.

Note: For calls that come through on the Canadian toll free line (ONLY) - this is a separate document request line, not the general information agent Royal Dutch number and has been set up due to commitments made to the Canadian regulator. Not many phone calls are expected. Once established the Canadian caller is an ordinary bearer holder (not The Hague register and not NYRS), send out requested (European) documents as necessary and ask them to contact their bank/broker for information on how to tender their Royal Dutch shares. If caller is Canadian NYRS holder, connect them to Georgeson NYRS line. If caller is Canadian Hague Register holder (there are only 7 of these and they will already separately be mailed their own documents), take their details, organize for relevant documents to be mailed out. De Brauw will be very clear in their note on mailing instructions as to what documents need to be mailed out to Canadian holders depending on whether shares are held via NYRS, Hague Register or ordinary bearer shares.
No other questions are to be answered on this line.

Shell Transport and Trading

What is Royal Dutch Shell proposing?

The boards of directors of Royal Dutch and Shell Transport have agreed to propose to their shareholders that Royal Dutch and Shell Transport will become subsidiaries of Royal Dutch Shell. To implement the proposal: (i) Royal Dutch Shell is making an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or ADRs representing Royal Dutch Shell Class A ordinary shares; and (ii) Royal Dutch Shell proposes to become the parent company of Shell Transport pursuant to a United Kingdom reorganizational procedure referred to as a ‘‘scheme of arrangement’’ under section 425 of the UK Companies Act 1985. As a result of the Scheme of Arrangement, holders of Shell Transport ordinary shares will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADRs will receive ADRs representing Royal Dutch Shell Class B ordinary shares.

(See cover of the prospectus)

What is the current corporate structure of the Royal Dutch/Shell Group and how will it change?

Current Structure: Since they entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry, Royal Dutch has owned 60% of the Royal Dutch/Shell Group and Shell Transport has owned 40% of the Royal Dutch/Shell Group. All operating activities have been conducted through the Royal Dutch/Shell Group.

Currently, the corporate and management structure of the Parent Companies and the Royal Dutch/Shell Group consists of:

•	Two publicly-held parent companies, Royal Dutch and Shell Transport, which do not conduct operational activities.
•	The Royal Dutch/Shell Group, which consists of (i) two Royal Dutch/Shell Group holding companies, Shell Petroleum N.V., a Dutch company, and The Shell Petroleum Company Limited, a company incorporated in England and Wales, and (ii) the subsidiary service and operating companies of the Royal Dutch Shell Group holding companies, which together conduct operations in more than 140 countries and territories worldwide. Royal Dutch and Shell Transport share in the aggregate net assets and in the aggregate dividends and interest received from the Royal Dutch/Shell Group holding companies in the ratio of 60:40.

Royal Dutch is entitled to have its nominees elected as a majority of the members of the boards of directors of the Royal Dutch/Shell Group holding companies, and Shell Transport is entitled to have its nominees elected as a minority of the members of the boards of the Royal Dutch/Shell Group holding companies.

The supervisory board and the management board of Royal Dutch on the one hand, and the board of directors of Shell Transport on the other, do not have any directors in common. However, all of the directors frequently meet together during the year as a group which is called the Conference. The purpose of the Conference is to receive information from the executive committee about major developments within the Royal Dutch/Shell Group and to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.

The current executive committee, a joint committee established by the boards of the two Royal Dutch/Shell Group holding companies, consists of the managing directors of the two Royal Dutch/Shell Group holding companies (the executive committee is the successor to, and replaced, the committee of managing directors on October 28, 2004). The executive committee advises the parent companies on investment in the Royal Dutch/ Shell Group companies and on the exercise of shareholder rights in these companies. The executive committee guides the Royal Dutch/Shell Group by providing strategic direction, support and appraisal to Royal Dutch/Shell Group businesses. The executive committee is chaired by a Chief Executive and is subject to the supervision of the board of directors of Shell Transport and the supervisory board of Royal Dutch. Each member of the current executive committee is also a member of either the board of management of Royal Dutch or a director of Shell Transport.

(See page 33 and 34 of the prospectus)

What will Change: The Transaction will result in Royal Dutch Shell plc (“Royal Dutch Shell”) becoming the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group. (See page 5 of the prospectus)

Royal Dutch Shell is incorporated in England and Wales but will be headquartered and tax resident in The Netherlands for Dutch and UK tax purposes. (See page 2 and page 5 of the prospectus)

Royal Dutch Shell will have a single, smaller board initially comprised of 10 non-executive members and 5 executive directors and a simplified senior management structure with a single non-executive Chairman of the board and a single Chief Executive. (See page 6 of the prospectus)

What do my present Shell Transport ADRs represent?

Presently, each Shell Transport ADR represents six Shell Transport ordinary shares.
(See page 6 of the prospectus)

What do I get in the Transaction?

For each Shell Transport ADR you currently hold you will receive 0.861999198 “B” ADRs in Royal Dutch Shell. To the extent you are entitled to a fraction of an ADR you will receive this fractional entitlement in cash.

Fractional entitlements to Royal Dutch Shell “B” ADRs will not be issued. Instead such fractions will be sold on your behalf on the New York Stock Exchange. Any sale of fractional entitlements shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to you. In the absence of bad faith or willful default, none of Royal Dutch Shell, Shell Transport, Royal Dutch or the Exchange Agent shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Upon approval of the Scheme of Arrangement, The Bank of New York will mail a Letter of Transmittal to all registered holders of Shell Transport ADRs with instructions on how to exchange Shell Transport ADRs for Royal Dutch Class “B” ADRs. Shell Transport ADRs held through a bank or broker will be automatically exchanged shortly after announcement of the Scheme Record Time. You should contact your bank or broker for further information.

What will my Royal Dutch Shell Class B ADRs represent?

Each Class B ADR will represent 2 Class B ordinary shares in Royal Dutch Shell.

What do Shell Transport ADR holders need to do to approve the Scheme?

The Scheme of Arrangement is subject to approval at the court meeting by a majority in number representing at least three-quarters in value of those Shell Transport ordinary shareholders present and voting, either in person or by proxy (including those holders of Shell Transport bearer warrants present and voting, either in person or by proxy at the meeting) and its implementation will also require the approval of Shell Transport shareholders at the separate Shell Transport Extraordinary General Meeting to be held on June 28, 2005 by not less than 75 per cent of the Shell Transport shareholders as (being entitled to do so) vote in person or by proxy.

(See page 1 of the prospectus)

Shell Transport ADR holders are not entitled to attend or vote in person at the Shell Transport Court Meeting and EGM. You can instruct the Shell Transport ADR Depositary (i.e. BoNY) how you wish to vote in respect of the Shell Transport ordinary shares representing your Shell Transport ADRs by returning the yellow stripe combined Voting Instruction Card for the Court Meeting and the EGM. Before completing this card please read the explanatory notes set out on it. You must lodge your Voting Instruction Card with The Bank of New York by 21 June 2005.

Will my shares be worth more if I approve the Transaction?

We cannot make projections or give personal opinions as to the future price of shares of the Royal Dutch Shell Group.

What should I do?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

What do you think of this transaction?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

Is this a good deal?

We cannot give personal opinions or advice related to this transaction. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

What will happen to my Shell Transport ADRs if I do nothing?

Assuming all conditions to the Transaction are satisfied (including the scheme condition), your ADRs will be cancelled and you will be issued with Royal Dutch Shell Class B ADRs. If the transaction is not successful, you will continue to hold Shell Transport ADRs.

How can I convert my Shell Transport ADRs into Shell ordinary shares?

If you hold your shares through a bank or broker you should contact your financial advisor. If you hold your shares in registered form you should contact the Bank of New York. The Bank of New York can be reached toll-free at +1(888)269-2377 or +1(610)382-7836 or via email shareowners@bankofny.com.

Who can I contact if I have questions about my registered Shell Transport ADR account?

If you hold your shares through a bank or broker you should contact your financial advisor. If you hold your shares in registered form you should contact the Bank of New York. The Bank of New York can be reached toll-free at +1(888)269-2377 or +1(610)382-7836 or via email shareowners@bankofny.com.

Where will the new Royal Dutch Shell ADRs trade/ under what ticker?

Royal Dutch Shell has been approved, subject to official notice of issuance, to list the Class A ADRs and Class B ADRs on the New York Stock Exchange under the symbols ''RDS.A’’ and ''RDS.B’’, respectively. Subject to official notice of issuance, trading on the New York Stock Exchange is expected to commence on or about July 20, 2005. In addition, the Class A and Class B ordinary shares themselves will trade on both the London and Amsterdam Stock Exchanges.

What is the Scheme of Arrangement? (pg 1)

A “scheme of arrangement” is an English legal procedure which is an arrangement between a company and its members. The Scheme of Arrangement requires approval by a majority in number representing at least three-quarters in value of the Shell Transport ordinary shareholders who are present and vote either in person or by proxy at the meeting.

What is needed to approve the Shell Transport Scheme of Arrangement?

The Scheme of Arrangement is only relevant to Shell Transport shareholders and is the mechanic that will be used to implement the transaction from their perspective. The Scheme of Arrangement is subject to approval at the court meeting by a majority in number representing at least three-fourths in value of those Shell Transport ordinary shareholders present and voting. The Scheme must also be approved at a Shell Transport EGM immediately following the Court Meeting (75% approval required). These meetings will take place on 28 June immediately following the Shell Transport annual general meeting (and will be held at the same venue).

Once approved by the Shell Transport ordinary shareholders and sanctioned by the UK High Court, the arrangements are binding on all holders of Shell Transport ordinary shares (including holders of Shell Transport bearer warrants) and on Shell Transport.

(See page 1 of the prospectus)

When is the Shell Transport EGM?

The Extraordinary General Meeting of Shell Transport shareholders is to be held on June 28, 2005. The card provided in connection with the material contains resolutions to approve the scheme. In order to lodge your vote you must instruct the Bank of New York no later than June 21st.

What is the difference between the Royal Dutch Shell Class A ADRs and Class B ADRs and why are they issuing two separate classes of securities?

The Class A ADRs will each represent 2 Class A ordinary shares and the Class B ADRs will each represent 2 Class B ordinary shares. JP Morgan will act as depositary for the Class A ADRs and Bank of New York will act a depositary for the Class B ADRs.

Class A shares and the Class B shares (which the Class A and class B ADRs respectively represent) will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A Shares and Class B Shares will have identical rights upon liquidation, and dividends declared on each will be equivalent in amount. However, in seeking to preserve the current tax treatment of dividends, holders of Class A Shares will receive Dutch source dividends, while holders of Class B Shares will receive dividends that are UK source to the extent that these dividends are paid through the dividend access mechanism (as described on page 70 under ''Dividend Access Mechanism’’).

To understand the implications of this for you are advised to consult your own tax adviser.

(See page 4 of the prospectus)

Will the Royal Dutch Shell Class A ADRs and Class B ADRs trade at the same price?

Upon the consummation of the Transaction, Royal Dutch Shell would have two classes of ordinary shares and ADRs outstanding. Each of these may trade at different prices based on, among other things, the fact that dividends to be received by holders of Class A Shares or Class A ADRs will have a Dutch source and dividends to be received by holders of Class B Shares or Class B ADRs are intended to have a UK source (pursuant to the Dividend Access Mechanism). Prices may also differ owing to differing levels of demand in different markets for reasons external to the Royal Dutch/Shell Group such as index inclusion and relative index performance.

(See page 26 of the prospectus)

What percentage of Royal Dutch Shell shares will Royal Dutch holders own after the offer?

Assuming all Royal Dutch shareholders validly tender, and none properly withdraw, their Royal Dutch ordinary shares in the offer, after completion of the Transaction the former holders of Royal Dutch ordinary shares would own Class A Shares (including Class A Shares represented by Class A ADRs), representing 60% of Royal Dutch Shell’s issued ordinary share capital and voting rights

To the extent that the Transaction is consummated but not all the former holders of Royal Dutch ordinary shares tender their shares, the percentage of Royal Dutch Shell’s issued ordinary share capital and voting rights held by former holders of Royal Dutch ordinary shares will be less than 60%. Accordingly, in such a situation, the amount of Royal Dutch Shell’s issued ordinary share capital and voting rights held by former Shell Transport shareholders would be greater than 40%.

(See page 3 of the prospectus)

What percentage of Royal Dutch Shell shares will Shell Transport holders own after the offer?

Assuming all Royal Dutch shareholders validly tender, and none properly withdraw, their Royal Dutch ordinary shares in the offer, after completion of the Transaction, the former holders of Shell Transport ordinary shares would own Class B Shares (including Class B Shares represented by Class B ADRs), representing 40% of Royal Dutch Shell’s issued ordinary share capital and voting rights.

To the extent that the Transaction is consummated but not all the former holders of Royal Dutch ordinary shares tender their shares, the percentage of Royal Dutch Shell’s issued ordinary share capital and voting rights held by former holders of Royal Dutch ordinary shares will be less than 60%. Accordingly, in such a situation, the amount of Royal Dutch Shell’s issued ordinary share capital and voting rights held by former Shell Transport shareholders would be greater than 40%.

(See page 3 of the prospectus)

I am an STT ADR holder where can I obtain further information on the Transaction?

Information on the Transaction, including full Transaction documentation is available on Shell’s website www.shell.com/unification. In addition you may request documentation from us as information agent.

What are the share exchange terms?

The share exchange terms reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. Royal Dutch shareholders will be offered 60% of the issued share capital of Royal Dutch Shell plc and Shell Transport shareholders will be offered 40% - the share exchange terms have been calculated such that on completion of the Transaction (assuming 100% acceptance of the Royal Dutch Offer) former Royal Dutch shareholders will own 60% of the issued ordinary share capital of Royal Dutch Shell plc and former Shell Transport shareholders 40%. Therefore (assuming 100% acceptance of the Royal Dutch Offer) shareholders will have the equivalent economic interest in the Group on implementation of the Transaction as they do currently.

Royal Dutch shareholders will receive the following under the Royal Dutch Offer:
1 Royal Dutch bearer share or Hague registry shares = 2 “A” shares
1 Royal Dutch New York Registry share = 1 “A” ADR
Shell Transport shareholders will receive the following as a result of the Scheme:
1 Shell Transport ordinary share (or 1 ordinary share to which the holder of a bearer warrant is entitled) = 0.287333066 “B” shares
1 Shell Transport ADR = 0.861999198 “B” ADRs

What currency will dividends on the Royal Dutch Shell Class A and Class B ADRs be paid in?

Royal Dutch Shell will pay dividends on a quarterly basis. These dividends will be announced in euro but at the same time a US Dollar equivalent amount will be announced. Holders of Class A and Class B ADRs will receive their dividend payments in US Dollars.